UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35034

WOLVERINE BANCORP, INC.
(Exact name of registrant as specified in its charter)

5710 Eastman Avenue, Midland, Michigan 48640          (989) 631-4280
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  NONE

Effective as of 12:01 a.m. Eastern Standard Time on October 17, 2017, Wolverine Bancorp, Inc., a Maryland corporation (the “Registrant”), merged with and into Horizon Bancorp, an Indiana corporation, with Horizon Bancorp surviving. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon Bancorp, as successor by merger to Wolverine Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 27, 2017	HORIZON BANCORP, as successor by merger to Wolverine Bancorp, Inc.

	By	/s/ Mark E. Secor
Mark E. Secor, Executive Vice President & Chief Financial Officer

Instruction:
This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.